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FEB 26 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd.
(No. and Street)

Lake St. Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeanne Jehle 636-625-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Fl	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeanne Jehle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeanne Jehle
Signature

CFO
Title

Gail Louise Evans
Notary Public

GAIL LOUISE EVANS
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission # 07493350
My Commission Expires Dec 23, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Heartland Capital, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$	1,593,046
Concessions receivable		1,122,792
Representative receivable		13,947
Clearing receivable		22,003
Due from officer		61,122
Deposits		126,547
Investments		9,335
Property and equipment, net of accumulated depreciation		114,124
Total Assets	$	3,062,916

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	660,000
Clearing fees payable		34,277
Commissions payable		458,785
Customer break point payable		8,382
Accrued pension liability		10,195
Payroll liabilities		532
Total Liabilities		1,172,171
Stockholders' Equity		
Common stock, no par value, authorized 30,000 shares, issued and outstanding 3,000 shares		30,000
Additional paid-in capital		15,000
Retained earnings		1,845,745
Total Stockholders' Equity		1,890,745
Total Liabilities and Stockholders' Equity	$	3,062,916

First Heartland Capital, Inc.
STATEMENT OF INCOME
For The Year Ended December 31, 2009

REVENUES	
Concessions	$ 15,731,142
Administrative fees, net	640,687
Investment income	15,096
	16,386,925
EXPENSES	
Bank and credit charges	11,293
Clearing fees	288,062
Commissions	13,075,890
Computer expense	172,247
Depreciation	68,118
Dues and subscriptions	9,146
Office expense	14,214
Professional fees	41,774
Retirement contributions	433,863
Salaries	1,933,829
Taxes	139,447
	16,187,883
INCOME FROM OPERATIONS	199,042
OTHER INCOME (EXPENSE)	
Interest expense	(2,265)
Representative reimbursements	561,320
Other income	1,761
	560,816
NET INCOME	$ 759,858

First Heartland Capital, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2009

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2008	3,000	$ 30,000	$ 15,000	$ 1,933,887	$ 1,978,887
Net income	-	-	-	759,858	759,858
Distributions paid	-	-	-	(848,000)	(848,000)
Balance, December 31, 2009	3,000	$ 30,000	$ 15,000	$ 1,845,745	$ 1,890,745

First Heartland Capital, Inc.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 759,858
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	68,118
(Increase) decrease in assets:	
Concessions receivable	(751,494)
Representative receivable	(11,666)
Clearing receivable	(22,002)
Due from officer	(27,084)
Deposits	(50,402)
Increase (decrease) in liabilities:	
Accounts payable	660,000
Clearing fees payable	(18,129)
Commissions payable	115,676
Accrued pension liability	(53,207)
Payroll liabilities	(621)
Net Cash Provided by Operating Activities	669,047
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(46,000)
Net Cash Used in Investing Activities	(46,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid to shareholders	(848,000)
Net Cash Used in Financing Activities	(848,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(224,953)
CASH AND CASH EQUIVALENTS, Beginning of year	1,817,999
CASH AND CASH EQUIVALENTS, End of year	$ 1,593,046

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 2,265

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

First Heartland Capital, Inc. (the "Company") was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's customer base includes other brokers dealers as well as individuals, all of which effect transactions in a wide array of financial instruments.

New Accounting Pronouncements

Effective in 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is now the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). While the FASB ASC did not change GAAP, all existing references to authoritative accounting guidance contained in our disclosures are now based on the general accounting topics within the FASB ASC.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2009 is $945,637, which is not covered under FDIC insurance.

Investments

Investments owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These investments consist of equity securities stated at fair value. Since the securities are actively traded on the open market, fair value measurements are a Level 1 input based upon publicly quoted sale prices. The resulting difference between cost and fair value is included in income.

Investment transactions are recorded on a trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation, computed using straight line methods. The assets are depreciated over their useful lives, which is estimated to be 5 years.

Concessions Income

Concessions income is recognized as earned, with billed but not collected amounts reflected as concessions receivable.

Income Taxes

The owners of the Company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax returns of the owners. Accordingly, the Company incurs no income tax obligations.

During 2009, the Company adopted guidance issued by the FASB on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more that fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense in the statement of income.

These provisions require Company management to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ended December 31, 2009, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Subsequent Events

Subsequent events were evaluated through February 22, 2010, which is the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

B. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had regulatory net capital of $957,872 and minimum net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 5.97 to 1.

C. PROPERTY AND EQUIPMENT

Property and equipment consist of:

Computer hardware	$ 219,788
Computer software	161,716
Furniture and fixtures	4,500
	386,004
Less: Accumulated depreciation	271,880
	$ 114,124

Depreciation charged against income amounted to $68,118 for the year ended December 31, 2009.

D. RETIREMENT PLANS

The Company provides retirement benefits to all of its employees under various retirement plans.

Defined Benefit Plan

The Company initiated a defined benefit plan for employees during the year ended December 31, 2008. Under this noncontributory plan, benefits are based on years of service from January 1, 2008 to normal retirement at age 65. All participants become 100 percent vested after 3 years of service. The Company's funding policy is to contribute annually at least the minimum amount required under the provisions of Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company contributed $293,693 to the plan during the year ended December 31, 2009. No benefits were paid to participants during the year ended December 31, 2009. The Company uses a calendar year-end measurement date for this plan.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2009:

Pension plan obligations and funded status:

Projected benefit obligation at December 31	$	478,888
Pension plan assets at fair market value December 31		468,693
Funded status	$	(10,195)
Accumulated benefit obligation at December 31	$	-
Employer contributions	$	468,693
Participant contributions	$	-
Benefits paid	$	-

Amounts recognized in the statement of financial position consist of:

Current liabilities	$	10,195

There was no projected interest cost on the projected benefit obligation, amortization of unrecognized net obligation, or net periodic pension cost during the year ended December 31, 2009.

The following assumptions were used in accounting for the pension plan:

Weighted average assumptions to determine pension benefit obligations and net pension benefit cost at December 31, 2009:

Discount rate	5.05 %
Expected return on plan assets	6.77 %
Rate of compensation increase	N/A

At December 31, 2009, there is no estimate of the expected benefits to be paid over the next five calendar years or in the aggregate for the five years thereafter due to the year ended December 31, 2008 being the initial plan year and no plan participants are currently vested.

Defined Contribution Plan

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. During the year ended December 31, 2008, the Company amended the plan to become a "Safe Harbor 401(k) Plan". Under the provisions of the amendment, the Company makes a three percent contribution for all non-highly compensated employees who are eligible to participate in the plan. This contribution is fully vested immediately. The Company made contributions of $193,377 during the year ended December 31, 2009.

E. RELATED PARTY TRANSACTIONS

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owners of the Company also control. The affiliated corporation leases the offices from a limited liability company which is controlled by the owners. Rent expense amounted to $74,240 for the year ended December 31, 2009. This expense is recorded with the Administrative Fees discussed below.

Administrative Fees

The Company pays an administrative fee to First Heartland Corporation, which is controlled by the Company's owners, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $503,662 for the year ended December 31, 2009. These fees are netted against administrative fee income received from affiliated entities.

F. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

G. CONTINGENCIES

Litigation

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. The Company is currently a named party in ongoing litigation involving the sale of fictitious financial products by a sales representative formerly associated with the Company. The lawsuits allege losses of approximately $9,000,000. Approximately $4,500,000 of the losses are alleged to have occurred while the representative was associated with the Company. Management believes the allegations against the Company are without merit, and they will not be held liable for the entire portion. Thus, there is no reasonable estimate of potential loss available at December 31, 2009.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

First Heartland Capital, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2009

Total Stockholders' Equity	$ 1,890,745
Less non-allowable assets:	
Investments	9,335
Company's portion of aged concessions receivable	27,112
Property and equipment, net	114,124
Representative receivable	13,947
Concessions receivable	627,000
Clearing receivable	22,003
Due from officer	61,122
Central Registration Depository account	6,547
National Securities Clearing Corporation deposit	20,000
Total non-allowable assets	901,190
Net capital before haircuts on securities positions	989,555
Haircuts on money market funds	31,683
Net Capital	$ 957,872
Aggregate Indebtedness	
Items included in statement of financial condition:	
Clearing fees payable	$ 34,277
Commissions payable	458,785
Accounts payable	660,000
Accrued pension liability	10,195
Payroll liabilities	532
Items not included in statement of financial condition:	
Pending litigation	4,550,594
Total aggregate indebtedness	$ 5,714,383
Minimum net capital required (the greater of $50,000 or 6 2/3% of total aggregate indebtedness)	$ 380,958
Minimum dollar net capital requirement	$ 50,000
Minimum capital requirement (greater of above)	$ 380,958
Excess net capital	$ 576,914
Excess net capital at 1000% (as defined on FOCUS)	$ 386,433
Ratio of aggregate indebtedness to net capital	5.97 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

First Heartland Capital, Inc.

Exemptive Provision Under Rule 15c3-3

Schedule 2

December 31, 2009

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of First Heartland Capital, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13 or
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 22, 2010

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by First Heartland Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating First Heartland Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Heartland Capital, Inc.'s management is responsible for First Heartland Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.



February 22, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First Heartland Capital, Inc.
1839 Lake Saint Louis Blvd
Lake Saint Louis, MO 63367-1394
FINRA 046008
December 2009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Zeonia M. Christy (636) 695-2822

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 6,066.00
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		(7,101.00)
07/22/2009 Date Paid		
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		1,035.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,035.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0.00	
H. Overpayment carried forward	$(1,035.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Heartland Capital, Inc.
(Name of Corporation, Partnership or other organization)

Zeonia M. Christy
(Authorized Signature)

CCO
(Title)

Dated the 20th day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 13,681,157.00
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		10,002,932.00
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		386,852.00
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		12,544.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		850,148.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 2,144.00	
Enter the greater of line (i) or (ii)		2,144.00
Total deductions		11,254,620.00
2d. SIPC Net Operating Revenues		$ 2,426,537.00
2e. General Assessment @ .0025		$ 6,066.00

(to page 1 but not less than $150 minimum)

2

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 22, 2010

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